Exhibit 99.42

First Phosphate Thanks Canada’s Minister of Energy and Natural Resources for Visiting Saguenay-Lac-St-Jean, Quebec, Canada

This ministerial visit highlights the strategic importance of high-purity phosphate for the North American energy transition

Saguenay, Quebec--(Newsfile Corp. - October 8, 2025) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (FSE: KD0) (“First Phosphate” or the “Company”) was pleased to welcome the Honourable Timothy Hodgson, Canada’s Minister of Energy and Natural Resources, MP Claude Guay, Parliamentary Secretary to the Minister of Energy and Natural Resources, and Members of Parliament (“MPs”) Mario Simard and Richard Martel, to the planned site of its future phosphoric acid plant at Port Saguenay in the Saguenay-Lac-Saint-Jean region of Quebec, Canada on Saturday, October 4, 2025, during Minister Hodgson and Parliamentary Secretary Guay’s visit to the region.

Right: Honorable Timothy Hodgson, Minister of Energy and Natural Resources, Canada Left: Armand MacKenzie, President, First Phosphate Date: October 4, 2025 (Saguenay-Lac-St-Jean, Quebec, Canada)

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8917/269576_5c13d18014509869_001full.jpg

“We were honoured to welcome Minister Hodgson, Parliamentary Secretary Guay and others to Saguenay-Lac-Saint-Jean. This visit demonstrates the strategic importance of high-purity igneous phosphate for the future of Canada -a key resource for Canada’s energy transition and prosperity,” said Armand MacKenzie, President of First Phosphate.

This ministerial visit highlights the potential role of First Phosphate’s high-purity igneous phosphate project in Canada’s energy transition and in the sustainable development of a North American supply chain for lithium iron phosphate (“LFP”) batteries. These batteries are essential to the future of North America’s energy storage, mobility, data centre, robotics, and defence sectors.

Mr. Guay is Member of Parliament for LaSalle-Émard-Verdun and Parliamentary Secretary to the Minister of Energy and Natural Resources. Mr. Simard is Member of Parliament for Jonquière and Vice-Chair of the Standing Committee on Natural Resources, Canada. Mr. Martel is Member of Parliament for Chicoutimi-Le Fjord and member of the Standing Committee on Natural Resources, Canada.

Mr. Guay stated: “As Parliamentary Secretary to the Minister of Energy and Natural Resources, and a Quebec MP, I know this province and this country has what we need to leverage our natural resources into the strongest economy in the G7. Quebec has long been a leader in clean tech and sustainable mining, and I look forward to the Saguenay region continuing to show leadership and innovation.”

Mario Simard stated: “I am delighted with the constructive discussions we had today regarding the First Phosphate project. This is a promising initiative, and today’s meeting follows the presentation made to the Minister last June in Ottawa. The phosphate industry is on the right track and is fully in line with our region’s economic diversification objectives. Now we must continue our work to ensure that the project can benefit from federal programs supporting critical minerals.”

Richard Martel added: “I support the development of First Phosphate, a company that sees beyond simply operating a mine. It is this VISION that will enable us to develop phosphate and our critical minerals to their full potential.”

To view an enhanced version of this graphic, please visit: https://images.newsfilecorp.com/files/8917/269576_5c13d18014509869_002full.jpg

About First Phosphate Corp

First Phosphate (CSE: PHOS) (OTCQB: FRSPF) (FSE: KD0) is a mineral development company dedicated to producing high-purity phosphate for the LFP battery industry. The Company’s vertically integrated approach connects sustainable phosphate mining in Quebec with North American battery supply chains, targeting the energy storage, data center, robotics, mobility, and defense sectors. First Phosphate’s flagship Bégin-Lamarche Property in Saguenay-Lac-Saint-Jean is one of North America’s rare igneous phosphate resources, yielding high-purity phosphate with minimal impurities.

For additional information, please contact:

Armand MacKenzie

President

armand@firstphosphate.com

Tél : +1 (514) 618-5289

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X : https://x.com/FirstPhosphate

LinkedIn : https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to, among other things, the Company’s planned exploration and production activities; the properties and composition of any extracted phosphate; the Company’s plans for vertical integration into North American supply chains, the Company’s plans relating to the design, build, operation and maintenance of the Bégin-Lamarche Phosphate Mine (and the possibility of eventual economic extraction of minerals from therefrom); the Company’s entering into of a definitive land lease for planned site of its future phosphoric acid plant at Port Saguenay and the achievement of preconditions thereto; the achievement and completion of all required steps, including, without limitation, access to financing, satisfactory feasibility studies, and receipt of regulatory and environmental approvals to build and operate a phosphoric acid plant.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things, assumptions regarding general business and economic conditions; there being no significant disruptions affecting the activities of the Company or inability to access required project inputs; permitting and development of the projects being consistent with the Company’s expectations; the accuracy of the current mineral resource estimates for the Company and results of metallurgical testing; certain price assumptions for P2O5 and Fe2O3; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the Company’s relationship with First Nations and other Indigenous parties remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/269576